NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST REPORTS STRONG FOURTH QUARTER AND
YEAR END 2009 RESULTS
CALGARY, Alberta — March 8, 2010 — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to report Pengrowth’s full year audited operating and financial results for the year ended December 31, 2009. All figures are in Canadian dollars unless otherwise stated.
Pengrowth’s audited consolidated financial statements for the year ended December 31, 2009 and related Management’s Discussion and Analysis can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
Financial Highlights
•	Pengrowth’s total indebtedness was reduced by approximately $470 million in 2009 and un-used borrowing capacity at year end was $1.2 billion.

•	On October 23, 2009 Pengrowth closed an equity issue of 28.8 million trust units for net proceeds of $285 million. The net proceeds were used to reduce indebtedness.

•	Pengrowth lived within cash flow in 2009. Cash flow, before working capital changes, of $584 million was greater than the sum of capital expenditures and distributions at $542 million. The balance of $42 million was used to reduce indebtedness.

•	Hedging gains of $171.1 million represented 29 percent of operating cash flow, before working capital changes of $584 million.

•	Pengrowth announced it intended to convert to a dividend paying corporation on or before January 1, 2011. With the availability of approximately $2.9 billion worth of tax pools, the conversion to a corporate entity will occur with little or no impact to Pengrowth’s ability to distribute the same level of cash to its shareholders.
     Operational Highlights
•	During a year of financial prudence, Pengrowth spent 38 percent of operating cash flow on capital projects which replaced 36 percent of production.

•	Daily production for 2009 averaged 79,518 barrels of oil equivalent (boe) per day, a three percent decrease in 2009 average production compared to 2008. The primary reason for the decrease was a 48 percent reduction in development capital expenditures in 2009 versus 2008.

•	Including technical revisions, finding and development costs including future development capital (FDC) were $14.12 per boe for proved reserves and $30.81 per boe for proved plus probable reserves. Excluding those negative revisions removed due to a shift in corporate strategy, Pengrowth’s finding and development costs including FDC were $14.17 per boe for proved reserves and $15.33 per boe for proved plus probable reserves.

•	Negative revisions were primarily associated with probable reserves attributed to high cost natural gas properties where development of these assets was unlikely given the shifting corporate strategy and the outlook for natural gas prices.

•	Operating expenses in 2009 compared to 2008 decreased by nine percent from $418.5 million to $381.2 million. The decrease can be attributed to a decrease in power prices throughout 2009, and an increased focus on all operating cost structures.

•	Pengrowth completed a number of minor unconventional asset acquisitions throughout 2009. In the fourth quarter, Pengrowth completed the disposition of non-core properties with annualized production of approximately 1,000 boe per day for proceeds of approximately $34 million.
Daily production for 2009 averaged 79,518 boe per day, a three percent decrease in 2009 average production compared to an average of 81,991 boe per day in 2008. The decrease in production is a result of a 48 percent reduction in development capital expenditures in 2009 of $202.2 million down from $388.3 million in 2008. Fourth quarter average production was 77,529 boe per day, a one percent decline from the third quarter’s average daily production of 78,135 boe per day. The decrease can mainly be attributed to weather related issues and natural decline.
Pengrowth’s 2009 development capital spending, including the Lindberg property and excluding acquisitions, totalled $202.2 million versus $388.3 million in 2008. The lower spending in 2009 was a result of Pengrowth adopting a prudent spending strategy in light of the market conditions that persisted through out the latter half of 2008 and into 2009. Pengrowth currently anticipates a 2010 capital program of $285 million.
Cash flow from operating activities before working capital changes was $148.8 million ($0.53 per trust unit) in the fourth quarter compared to $144.7 million ($0.56 per trust unit) in the third quarter. On a full year basis, cash flow from operating activities before working capital changes totalled $584 million ($2.21 per trust unit) for the full year 2009 as compared to $885 million ($3.54 per trust unit) for 2008. The year-over-year decrease is largely due to lower commodity prices and lower production.
Realized commodity risk management gains totalled $27.9 million in the fourth quarter. For the full year, Pengrowth realized commodity risk management gains of $171.1 million. These gains have offset a portion of Pengrowth’s exposure to reduced commodity prices, particularly natural gas. Currently Pengrowth has hedged approximately 45 percent of its forecasted 2010 natural gas and 34 percent of its forcasted total liquids production at an average price of Cdn $6.13 per mmbtu and $82.09 per bbl, respectively.

During 2009, total debt excluding convertible debentures, decreased $470 million. The largest decline was due to the issuance of 28.8 million trust units in October 2009, of which the net proceeds of approximately $285 million were used to repay existing indebtedness under Pengrowth’s credit facilities. With $1.2 billion available on its credit lines at year end, Pengrowth is well positioned to take advantage of acquisition opportunities in 2010.
Effective July 1, 2009, Pengrowth elected to amend its U.S. tax entity classification to be reclassified as a corporation for U.S. federal income tax purposes. The change was in response to the forthcoming 10 percent increase in withholding tax that would have resulted in a withholding rate of 25 percent, effective January 1, 2010. The withholding tax increase does not apply to corporate dividends; therefore, as a result of the amendment, the withholding tax on Pengrowth’s dividends will remain at 15 percent for U.S. shareholders.
Pengrowth anticipates converting to a dividend paying corporation in Canada sometime on or before January 1, 2011. Given the steps Pengrowth has taken as part of its value creation strategy, Pengrowth expects to convert to a traditional Canadian corporation with little or no impact to Pengrowth’s ability to distribute the same level of cash to its shareholders.
2009 was a transition year for Pengrowth. Pengrowth’s shift in strategy included plans for Pengrowth to increase its focus on acquiring and developing operated resource plays that have predictable, repeatable and scalable drilling opportunities in the Western Canadian Sedimentary Basin (WCSB).
“Despite the challenges faced throughout 2009, Pengrowth has met its guidance targets across the board while securing our financial stability” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “We are well positioned to take advantage of the significant acquisition opportunities available in today’s marketplace and are looking forward to an exciting year ahead.”

Summary of Financial and Operating Results

	Three Months ended December 31			Twelve Months ended December 31
(monetary amounts in thousands, except per unit amounts)	2009	2008	%Change	2009		2008	%Change

STATEMENT OF INCOME
Oil and gas sales	$359,296	$392,158	(8)	$1,343,167		$1,919,049	(30)
Net income	$50,523	$148,688	(66)	$84,853		$395,850	(79)
Net income per trust unit	$0.18	$0.58	(69)	$0.32		$1.58	(80)

CASH FLOW
Cash flow from operating activities	$149,933	$154,807	(3)	$551,350		$912,516	(40)
Cash flow from operating activities per trust unit	$0.53	$0.61	(13)	$2.09		$3.65	(43)

Distributions declared	$60,880	$144,663	(58)	$287,853		$651,015	(56)
Distributions declared per trust unit	$0.21	$0.565	(63)	$1.08		$2.590	(58)

Ratio of distributions declared over cash flow from operating activities	41%	93%		52%		71%

Capital expenditures	$46,215	$125,876	(63)	$207,451		$401,928	(48)
Capital expenditures per trust unit	$0.16	$0.49	(67)	$0.79		$1.61	(51)
Weighted average number of trust units outstanding	282,298	255,473	11	264,121		250,182	6

BALANCE SHEET
Working capital deficiency				$(217,007	)(1)	$(70,159)	209
Property, plant and equipment				$3,789,369		$4,251,381	(11)
Long term debt				$907,599		$1,524,503	(40)
Trust unitholders’ equity				$2,795,201		$2,663,805	5
Trust unitholders’ equity per trust unit				$9.64		$10.40	(7)

Currency (U.S. $/Cdn$) (closing rate at period end)				0.9515		0.8210

Number of trust units outstanding at period end (000’s)				289,835		256,076	13

AVERAGE DAILY PRODUCTION
Crude oil (bbls)	21,948	24,236	(9)	22,841		24,416	(6)
Heavy oil (bbls)	7,235	8,217	(12)	7,551		8,122	(7)
Natural gas (mcf)	232,682	241,709	(4)	237,217		240,825	(1)
Natural gas liquids (bbls)	9,564	10,634	(10)	9,590		9,315	3
Total production (boe)	77,529	83,373	(7)	79,518		81,991	(3)

TOTAL PRODUCTION (mboe)	7,133	7,670	(7)	29,024		30,009	(3)

PRODUCTION PROFILE
Crude oil	28%	29%		29%		30%
Heavy oil	9%	10%		9%		10%
Natural gas	50%	48%		50%		49%
Natural gas liquids	13%	13%		12%		11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)	$75.79	$65.87	15	$72.36		$77.78	(7)
Heavy oil (per bbl)	$62.16	$42.20	47	$52.72		$75.77	(30)
Natural gas (per mcf)	$5.45	$7.40	(26)	$5.14		$8.19	(37)
Natural gas liquids (per bbl)	$54.52	$43.87	24	$42.12		$70.67	(40)
Average realized price per boe	$50.35	$50.34	0	$46.19		$62.76	(26)

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				112,249		121,289	(7)
Heavy oil (mbbls)				27,724		27,728	0
Natural gas (bcf)				757		852	(11)
Natural gas liquids (mbbls)				29,587		32,442	(9)
Total oil equivalent (mboe)				295,734		323,463	(9)

SUMMARY OF TRUST UNIT TRADING
NYSE — PGH ($U.S.)
High	$10.52	$15.00		$10.54		$21.90
Low	$8.81	$6.84		$4.51		$6.84
Close	$9.63	$7.62		$9.63		$7.62
TSX — PGF.UN ( $Cdn)
High	$11.39	$15.98		$12.33		$21.56
Low	$9.40	$8.55		$5.84		$8.55
Close	$10.15	$9.35		$10.15		$9.35

(1)	Includes $157.5 million current portion of long term debt.
About Pengrowth:
Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
Advisory Regarding Reserves and Production Information
Disclosure provided herein in respect of reserves and production reported in barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Caution Regarding Forward Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to; available credit facilities; the amount and timing of cash flows and distributions to unitholders; Pengrowth’s business model and the goals thereof; and Pengrowth’s future structure including its currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes.
Forward-looking statements and information contained in this press release are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding its property holdings, its ability to obtain labour and equipment in a timely manner to carry out development activities, its ability to market its oil and natural gas successfully to current and new customers, the impact of increasing competition, its ability to obtain financing on acceptable terms and its ability to add production and reserves through its development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to its operations, and its ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws (including those relating to mutual fund trusts or investment eligibility) or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found in Pengrowth’s most recent Management Discussion and Analysis and under “Risk Factors” in Pengrowth’s most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s

U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on Pengrowth’s forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.
The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.